UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SEALED AIR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-12139	65-0654331
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation or organization)		Identification No.)

200 Riverfront Boulevard
Elmwood Park, New Jersey	07407
(Address of principal executive offices)	(Zip code)

201-791-7600

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1—Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Sealed Air Corporation (“Sealed Air,” the “Company,” “we” or “our”) has determined that during the 2013 calendar year, we manufactured and contracted to manufacture certain products containing tin, tungsten, tantalum and/or gold (referred to hereafter as “conflict minerals” or “3TG”). We have further determined that these minerals are necessary to the functionality or production of these products.

We conducted a Reasonable Country of Origin Inquiry (RCOI) to assess whether the necessary conflict minerals in our products originated from the Covered Countries1. Under our RCOI methodology, Sealed Air sought to identify suppliers of components or materials to us that contain 3TG. In late 2012 Sealed Air created a cross-functional task force to address the requirements of the Securities and Exchange Commission minerals rules under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). Following an internal review of our products to determine those that may contain 3TG, we contacted all of the suppliers relating to those products. These suppliers were then surveyed using a template inquiry letter developed by our task force to address the requirements of the Dodd-Frank Act.

Sealed Air sent surveys to over 500 suppliers and received an approximate 99% response rate. We reviewed the responses and followed-up with suppliers as necessary to obtain additional information or clarification regarding the responses. Approximately 97% of the suppliers from whom we received survey responses indicated that they did not have conflict minerals in the goods they provided us or that the conflict minerals they supplied to us did not originate in the Covered Countries. As to the remaining suppliers, we have no reason to believe that our necessary conflict minerals may have originated in the Covered Countries.

This Specialized Disclosure Form (Form SD) is posted to a publically available Internet site at www.sealedair.com under “Investor Relations.”

[1]	The Democratic Republic of Congo and its adjoining countries (Angola, Burundi, Republic of the Congo, Central African Republic, Rwanda, South Sudan, Republic of Tanzania, Uganda, or Zambia).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SEALED AIR CORPORATION

By:	/s/ Norman D. Finch Jr.
Name:	Norman D. Finch Jr.
Title:	Vice President, General Counsel & Secretary

Dated: May 29, 2014

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